GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

RECEIVED
2005 DEC -8 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 6, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

05013157

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of November, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. Financial Statements and MD&A

(a)	Interim Financial Statements for the period ended September 30, 2005	November 14, 2005
(b)	Management Discussion and Analysis for the period ended September 30, 2005	November 14, 2005

2. News Releases

(a)	General Minerals Corporation Announces Start of Drilling at the Monitor Copper-Silver Property in Arizona	November 15, 2005

3. Filings with the Toronto Stock Exchange

(a) All financial statements and MD&A referred to under Item 1

(b) All news releases referred to under Item 2

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-12

General Minerals Corporation Announces Start of Drilling at the Monitor Copper-Silver Property in Arizona

November 15, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that Teck Cominco American Incorporated ("TCAI") has commenced drilling at the Monitor copper-silver property near Globe, Arizona. As previously announced on October 4, 2005, TCAI has prepared drill sites for an estimated 1,800 meter diamond drill program (see GMC PR05-11). There are now two joint venture partners drilling on GMC properties. In addition to TCAI drilling at Monitor, SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd., is drilling at the Malku Khota silver project in west central Bolivia.

Through work conducted this past summer, TCAI has confirmed the presence of widespread surface copper-silver mineralization previously reported by GMC and has further refined initial drill targets using geology, geochemistry and an Induced Polarization (IP) geophysical survey. TCAI has defined a zone of intermittent surface mineralization approximately two kilometers long by 500 metres wide, which follows an east-west-trending dike swarm and is adjacent to the Rustler fault, which extends northeast from the Ray Mine through the Monitor Property. The intended drill targets will include high-grade copper-silver mineralization in structural zones, a deep porphyry copper target and near-surface oxide copper-silver mineralization. The drill program will include six diamond drill holes of varying depths up to a possible 500 metres in the case of the porphyry target. An airborne magnetic survey was also carried out in early November by TCAI.

Maps are available on GMC's website (www.generalminerals.com) showing the area of the initial drill targets at the Monitor property.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies. In addition to the Malku Khota and the Monitor properties, the Company has optioned Escalones in Chile to the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada and the Dragoon property in Arizona to BHP Billiton. Minera Aurex is currently applying for drilling permits at Escalones. BHP Billiton has been conducting its own reconnaissance this past summer at the Dragoon property in Arizona and is currently planning the next exploration phase.

The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

Certain statements contained herein regarding TCAI's planned drilling program constitute

"forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and TCAI. The nature and extent of the planned drill program may materially change from current intentions for a number of reasons, including if the results of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

General Minerals Corporation

2005 Third Quarter Report




Ag

Exploring New Opportunities

Third Quarter 2005 Report to Shareholders

DEAR FELLOW SHAREHOLDERS

I am very pleased to be able to report to you that our efforts directed to acquiring and developing properties of merit with discovery potential, obtaining joint venture partners and then seeing those partners begin their own exploration programs are now under way. On September 28 we announced that a subsidiary of Apex Silver Mines Ltd. ("Apex") began drilling at the Malku Khota silver project in west central Bolivia. The original program of approximately 2,500 metres has been increased because Apex has expanded the original silver mineralized zone. Apex anticipates drilling between 10 and 20 diamond drill holes.

Teck Cominco expects that drilling will begin in November of this year on the Monitor porphyry copper-silver property in central Arizona. Teck's work, including baseline geology, geochemistry and IP geophysics, has confirmed the presence of surface copper-silver mineralization previously reported by GMC and refined initial drill targets. The drill targets include high-grade copper-silver mineralization in structural zones, a deep porphyry copper target and near-surface oxide copper-silver mineralization. The drill program includes six diamond drill holes of varying depths up to a possible 500 metres in the case of the porphyry target.

In Chile, Phelps Dodge, our jv partner at Escalones, is continuing with the drill permitting and is hoping to have permits in place to start drilling late in the year. In Arizona, the Company's jv partner, BHP Billiton, has completed its initial work at the Dragoon property including geophysics and geology. They are currently planning their next exploration phase.

During the quarter we established a subsidiary in Mexico and staked six properties covering approximately 9,600 hectares in the northern State of Sonora. The move into Mexico is part of the Company's overall, on-going reconnaissance program directed toward acquiring new properties in the Americas. Our team has demonstrated its ability to move quickly into new areas, conduct early reconnaissance to assess the potential of properties, and then work with the local landowners to secure the properties for further work.

During the quarter we disposed of 3,257,500 common shares of Esperanza Silver Corporation for proceeds of approximately $1,140,000. The Company is in a strong financial position with cash at the end of the third quarter of $8.6 million.

As I had mentioned in my last quarterly message to you the second half of this year continues to be a very exciting period for your Company. I look forward to being able to report to you on our progress and that of our partners in the months ahead. As always I am most appreciative of your continuing support.

Sincerely,

Ralph Fitch
President

Management's Discussion and Analysis of Financial Position and Results of Operations

General

The following information, prepared as of November 4, 2005, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the nine months ended September 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2004 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company has carried out reconnaissance in North and South America and has acquired a number of properties on which it has carried out basic exploration. In early 2005, the Company successfully optioned four of its properties to partners.

These properties include the Monitor copper-silver property located in Arizona, which has been optioned to a subsidiary of Teck Cominco Limited ("Teck Cominco"); the Malku Khota silver-gold property located in west central Bolivia which has been optioned to a subsidiary of Apex Silver Mines Ltd. ("Apex"); the Escalones porphyry copper prospect located in central Chile which has been optioned to a subsidiary of Phelps Dodge Corporation; and the Dragoon porphyry copper property located in southern Arizona which has been optioned to BHP Billiton.

Apex has recently commenced an initial drill program of 10 to 20 holes at Malku Khota.

At the Monitor property, Teck Cominco is preparing drill sites for an estimated 1,800 metre diamond drill program.

During the quarter, the Company established a subsidiary in Mexico and staked six properties covering approximately 9,600 hectares. These properties were the result of a reconnaissance program targeting "porphyry copper" prospects.

Results of Operations

- Nine month results

During the nine months ended September 30, 2005, the Company reported a net loss of $2,790,995 ($0.31 per share) compared to a loss of $2,964,324 ($0.33 per share) reported in the nine months ended September 30, 2004. The 2005 loss includes a non-cash writedown of $1,480,000 (2004 - $1,840,000) in respect of the carrying value of the Company's investments.

General and administrative expenses increased from $758,375 to $887,543. Significant variances include professional fees in respect of accounting, legal and tax services provided which increased to $271,936 from $190,373 in 2004. During the 2005 period, the Company received professional advice in respect of various corporate initiatives and completed a number of regulatory filings. Other increases included shareholder information expense which increased to $133,713 from $92,664 as management increased its promotional efforts. Office and miscellaneous expense increased from

$165,299 to $179,291 as the Company opened its office in Denver, USA part way through the comparative period. Wages and benefits increased to $183,819 in 2005 from $148,935 in 2004. These variances were offset by a decrease in consulting expense from $45,479 to $5,621, as certain consulting fees incurred in South America have been deferred and charged to properties in 2005. It is expected that administrative costs will continue at current levels.

During the period, the Company contracted a number of consulting geologists and accelerated its program of reconnaissance activity in the United States, Mexico and South America, incurring reconnaissance expense of $594,191 (2004 - $31,476). This program has identified a number of areas of interest and has led to the staking of six properties in Mexico and the acquisition of two additional properties in the United States.

During the period, the Company incurred stock-based compensation expense of $170,427 (2004 - $414,672) representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

The 2005 operating results include a foreign exchange loss of $247,653 (2004 - $118,603) which resulted from the strengthening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $149,294 (2004 - $93,524) in interest income earned on the Company's short-term investments. During the first quarter of 2005, the Company sold its remaining investment in Lumina Copper Corporation ("Lumina"), recognizing a gain of $636,196; and during the third quarter, divested of a significant portion of its investment in Esperanza, recognizing a loss of $229,375. A 2004 gain of $101,411 was in respect of the disposal of a drill rig in South America.

- Three month results

During the third quarter, the Company reported a net loss of $836,988 ($0.09 per share) compared to a loss of $734,281 ($0.08 per share) reported in the third quarter of 2004. The 2005 loss included the aforementioned loss of $229,375 (2004 - $nil) on the disposal of investments; and a foreign exchange loss amounting to $273,299 (2004 - $144,710) related to the translation of U.S. dollar-denominated cash and cash equivalents. The 2004 loss included stock-based compensation expense of $414,672 (2005 - $22,173).

General and administrative expense for the quarter was $183,527, which was consistent with the $181,247 incurred in the third quarter of 2004, but significantly lower than the $411,501 incurred in the second quarter of 2005. Second quarter costs had included professional fees in respect of various corporate initiatives, as well as costs associated with the 2005 annual general meeting and annual report.

Capital Expenditures

Deferred exploration expenditures decreased from $1,266,405 in the nine months ended September 30, 2004 to $577,532 in the nine months ended September 30, 2005. A further $110,502 (2004 - $28,657) was incurred in respect of equipment purchases. The focus in 2004 was in acquiring properties and conducting preliminary exploration programs. In 2005, this focus shifted to showing the various properties to prospective joint venture partners. Accordingly, the level of deferred exploration expenditures by the Company has decreased. The 2005 deferred expenditures include $191,955 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totaled $333,438 and included $40,762 incurred on the Dragoon property, $99,415 incurred at Markham Wash, and $42,287 incurred on the Oro property. A total of $96,379 was incurred in Bolivia, $76,920 was incurred in Mexico, and $61,282 was incurred on the Escalones property in Chile.

During 2005, the Company received the first cash option payment of $43,173 (US$35,000) in respect of the Monitor option agreement; and cash option payments of $74,479 (US$60,000) in respect of the Escalones option agreement.

During the first quarter of 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina, being 720,400 shares for proceeds of $4,847,996. During the third quarter, the Company disposed of 3,257,500 shares of Esperanza for proceeds of $1,138,775.

Summary of Quarterly Results (unaudited)

Three months ended	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sept 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$199,719	$202,123	$175,690	$310,912	$345,910	$580,731	$339,764	$218,123
Net earnings (loss)	($836,988)	($2,138,306)	$184,299	($345,253)	($734,281)	($2,006,200)	($223,843)	($1,591,735)
Net earnings (loss) per share (Basic and diluted) (1)	($0.09)	($0.24)	$0.02	($0.04)	($0.08)	($0.22)	($0.03)	($0.22)

(1) The basic and diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended September 30, 2005 includes a $229,375 loss on the disposal of shares of Esperanza and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000 and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter

ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 included a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 included a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarter ended December 31, 2003 included a loss incurred on the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218.

Financing Activities

During the period, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share. During the comparative nine months ended September 30, 2004, the Company received $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the nine months ended September 30, 2005 resulted in a net cash inflow of $2,709,958. As at September 30, 2005, the Company is in a strong financial position with cash of $8.6 million and working capital of $8.9 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at September 30, 2005:

		Payments Due by Period	
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$30,500	$19,100	$11,400

Transactions with Related Parties

The Company entered into the following transactions with related parties during the period.

During the nine months ended September 30, 2005, legal fees totaling $73,219 (2004 - $45,102) were charged by a legal firm in which a director is a partner. As at September 30, 2005, an amount of $3,217 remained as an account payable.

During the nine months ended September 30, 2005, consulting fees totaling $107,460 (2004 - $nil) were charged by officers of the Company. Of this amount, $72,525 was charged to loss as reconnaissance expense and $34,935 was deferred and included in property costs. As at September 30, 2005, an amount of $5,984 was included in prepaid advances, and $11,250 remained as an account payable.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A and include the carrying values of mining claims and deferred exploration, investments, and goodwill.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,336,727 as at September 30, 2005. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

The Company's long-term investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. During the second quarter, the Company's investment in Esperanza was written down to its quoted value of $1.68 million, reflecting an impairment in value. During the third quarter, the Company disposed of the majority of its Esperanza shares.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. ("AMI") and Foundation Resources Ltd. ("Foundation"). Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk, however, that the goodwill attributed to these investments could be written down in a future quarter.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of quality commercial paper with investment terms of less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

9,262,577 common shares as at November 4, 2005 for a net consideration of $61,194,734.

Outstanding options, warrants, and convertible securities as at November 4, 2005:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,068,000	$1.69 to $2.05	June 25, 2008 *
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	424,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is in a strong financial position with cash as at September 30, 2005 of $8.6 million.

In the first four months of 2005, in accordance with its business plan, the Company optioned four of its properties to partners: the Monitor copper-silver property in Arizona; the Malku Khota silver-gold property in Bolivia; the Escalones copper property in Chile; and the Dragoon copper property in Arizona. Other properties are currently being reviewed by prospective partners.

At Malku Khota, Apex has commenced an initial drill program of 10 to 20 holes.

Teck Cominco is preparing drill sites for an estimated 1,800 metre diamond drill program at Monitor. Teck Cominco has committed to incur at least US$250,000 in exploration expenditures within one year. The Monitor target includes a large porphyry copper deposit.

In Chile, Phelps Dodge Corporation's subsidiary is continuing with the drill permitting at Escalones and is hoping to have permits in place to start drilling late in the year. In Arizona, BHP Billiton has completed its initial work on the Dragoon property and is planning its next exploration phase.

The Company will also continue to conduct reconnaissance exploration with a view to acquiring additional properties. The goal is to acquire properties and add to the existing information base on those properties so that they are attractive to majors. Management is carrying out reconnaissance in Mexico where the Company has recently incorporated a subsidiary and staked six properties, in addition to an ongoing reconnaissance program in Bolivia, Chile, Peru, the United States, Afghanistan and Mongolia.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at **www.sedar.com** and at the Company's website at **www.generalminerals.com**.

GENERAL MINERALS CORPORATION

Consolidated Balance Sheets

As at September 30, 2005

(Unaudited – expressed in Canadian dollars)

	September 30, 2005	December 31, 2004
	$	$
Assets		
Current assets		
Cash and cash equivalents	8,627,453	5,917,495
Prepaids and other	64,131	78,426
Investments *(note 2)*	311,850	2,611,800
	9,003,434	8,607,721
Investments *(note 2)*	-	3,160,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	2,336,727	1,876,847
Reclamation deposit	18,925	18,925
Equipment *(note 4)*	120,594	30,862
	2,476,246	1,926,634
Goodwill	234,800	234,800
	11,714,480	13,929,155
Liabilities		
Current liabilities		
Accounts payable	66,481	107,614
Minority interest	175,698	229,172
	242,179	336,786
Shareholders' Equity		
Capital stock *(note 5)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
9,262,577 (2004 - 8,937,577) common shares	61,194,734	60,694,234
Fair value of options and warrants	839,881	669,454
Deficit	(50,562,314)	(47,771,319)
	11,472,301	13,592,369
	11,714,480	13,929,155

On Behalf of the Board

Michael Winn
Director

Murray Sinclair
Director

GENERAL MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

For the nine months ended September 30, 2005

(Unaudited – expressed in Canadian dollars)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	**Nine Month Period Ended September 30, 2005**	Nine Month Period Ended September 30, 2004
	$	$	**$**	$
General and administrative expenses				
Consulting	**(2,301)**	5,757	**5,621**	45,479
Directors' fees	**12,500**	12,123	**50,500**	44,123
Filing fees and transfer agent	**12,020**	5,346	**34,761**	42,124
Office and miscellaneous	**39,091**	52,877	**179,291**	165,299
Professional fees	**35,503**	35,266	**271,936**	190,373
Shareholder information	**18,421**	23,332	**133,713**	92,664
Travel and promotion	**2,669**	5,074	**27,902**	29,378
Wages and benefits	**65,624**	41,472	**183,819**	148,935
	(183,527)	(181,247)	**(887,543)**	(758,375)
Other income and (expenses)				
Depreciation and amortization	**(8,713)**	(2,751)	**(20,770)**	(5,336)
Foreign exchange loss	**(273,299)**	(144,710)	**(247,653)**	(118,603)
Gain on asset disposals	**-**	-	**-**	101,411
Gain (loss) on disposal of investments	**(229,375)**	-	**406,821**	-
Interest and other income	**57,488**	36,408	**149,294**	93,524
Reconnaissance expense	**(201,844)**	(26,312)	**(594,191)**	(31,476)
Stock-based compensation expense	**(22,173)**	(414,672)	**(170,427)**	(414,672)
Writedown of investments	**-**	-	**(1,480,000)**	(1,840,000)
Minority interest	**24,455**	(997)	**53,474**	9,203
Net loss for the period	**(836,988)**	(734,281)	**(2,790,995)**	(2,964,324)
Deficit – beginning of period	**(49,725,326)**	(46,691,805)	**(47,771,319)**	(44,461,762)
Deficit – end of period	**(50,562,314)**	(47,426,086)	**(50,562,314)**	(47,426,086)
Basic and diluted loss per share	**(0.09)**	(0.08)	**(0.31)**	(0.33)
Weighted average shares outstanding	**9,262,577**	8,937,577	**9,055,452**	8,934,086

GENERAL MINERALS CORPORATION

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2005

(Unaudited – expressed in Canadian dollars)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	**Nine Month Period Ended September 30, 2005**	Nine Month Period Ended September 30, 2004
	$	$	**$**	$
Cash flows from operating activities				
Net loss for the period	**(836,988)**	(734,281)	**(2,790,995)**	(2,964,324)
Items not affecting cash				
Depreciation and amortization	**8,713**	2,751	**20,770**	5,336
Loss (gain) on disposal of investments	**229,375**	-	**(406,821)**	-
Minority interest	**(24,455)**	997	**(53,474)**	(9,203)
Stock-based compensation expense	**22,173**	414,672	**170,427**	414,672
Writedown of investments	**-**	-	**1,480,000**	1,840,000
	(601,182)	(315,861)	**(1,580,093)**	(713,519)
Changes in non-cash operating working capital				
Decrease (increase) in prepaids and other	**3,450**	(50,438)	**14,295**	(36,069)
(Decrease) increase in payables	**(54,419)**	(75,250)	**(41,133)**	(80,832)
	(652,151)	(441,549)	**(1,606,931)**	(830,420)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(103,393)**	(340,236)	**(688,034)**	(1,295,062)
Option payments received for mining claims	**12,467**	-	**117,652**	-
Cash acquired on acquisition of subsidiaries	**-**	-	**-**	10,000
Purchase of investments	**-**	-	**(1,600,000)**	-
Proceeds on disposal of investments	**1,138,775**	-	**5,986,771**	-
Reclamation deposits	**-**	(18,925)	**-**	(18,925)
	1,047,849	(359,161)	**3,816,389**	(1,303,987)
Cash flows from financing activities				
Proceeds from issue of capital stock	**-**	-	**500,500**	30,800
Share issue costs	**-**	(12,036)	**-**	(12,036)
	-	(12,036)	**500,500**	18,764
Change in cash and cash equivalents	**395,698**	(812,746)	**2,709,958**	(2,115,643)
Cash and cash equivalents - beginning of period	**8,231,755**	5,907,452	**5,917,495**	7,210,349
Cash and cash equivalents – end of period	**8,627,453**	5,094,706	**8,627,453**	5,094,706
Supplemental cash flow information				
Minority interest on acquisition of subsidiaries	**-**	-	**-**	254,800
Goodwill on acquisition of subsidiaries	**-**	-	**-**	(234,800)
Receivables acquired on acquisition of subsidiaries	**-**	-	**-**	(10,000)

Consolidated Schedule of Deferred Exploration Expenditures

For the nine months ended September 30, 2005

(Unaudited – expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2004	**1,156,397**	**497,175**	**186,943**	**36,332**	**-**	**1,876,847**
Land payments	124,542	32,427	7,686	1,910	25,390	191,955
Laboratory	14,880	127	-	.4,282	789	20,078
Field supplies	2,227	320	401	-	785	3,733
Consulting and supervision	31,190	33,191	39,012	-	292	103,685
Maps and reproduction	242	15,700	286	-	31	16,259
Surveying	3,802	-	33	-	-	3,835
Geological consulting	91,602	11,163	10,756	3,101	38,498	155,120
Geophysical	32,780	-	606	-	2,325	35,711
Travel and accommodation	32,173	3,450	2,502	221	8,810	47,156
	333,438	96,378	61,282	9,514	76,920	577,532
Less: Option payments received	(43,173)	-	(74,479)	-	-	(117,652)
	290,265	**96,378**	**(13,197)**	**9,514**	**76,920**	**459,880**
Balance at September 30, 2005	**1,446,662**	**593,553**	**173,746**	**45,846**	**76,920**	**2,336,727**

For the nine months ended September 30, 2005

(Unaudited – expressed in Canadian dollars)

1. Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2004. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

2. Investments

	September 30, 2005	December 31, 2004
742,500 (2004 - 4,000,000) common shares of Esperanza Silver Corporation (market value $601,425 (2004 - $1,880,000))	**$311,850**	$3,160,000
4,000,000 warrants of Esperanza Silver Corporation, exercisable at $1.05 per share on or before December 23, 2005	-	-
Nil (2004 - 220,400) common shares of Lumina Copper Corp. (market value $nil (2004 - $1,267,300))	-	991,800
Nil (2004 - 500,000) warrants of Lumina Copper Corp., exercisable at $3.20 per share on or before December 19, 2007	-	1,620,000
	311,850	5,771,800
Less: current portion	**(311,850)**	(2,611,800)
	$ -	$3,160,000

During the nine months ended September 30, 2005, the Company disposed of its remaining interest in Lumina Copper Corp., being 220,400 shares and 500,000 warrants, for net proceeds of $3,247,996. The Company recognized a gain of $636,196 on this disposal.

During the second quarter, management reviewed the carrying value of the Company's investments and wrote down the investment in Esperanza Silver Corporation (Esperanza) by $1,480,000 to reflect an impairment in value. During the third quarter, the Company disposed of 3,257,500 shares of Esperanza for net proceeds of $1,138,775. The Company recognized a loss of $229,375 on this disposal.

3. Mining Claims and Deferred Exploration

	September 30, 2005	December 31, 2004
Diamante Azul, Bolivia	**$103,012**	$103,012
Dragoon, U.S. (d)	**211,221**	170,459
Escalones, Chile (c)	**173,748**	186,943
Gold Coin, U.S.	**247,233**	221,450
Gold Hill, U.S.	**144,597**	116,954
Laurani, Bolivia	**206,834**	166,251
Malku Khota, Bolivia (b)	**283,174**	227,378
Markham Wash, U.S.	**346,337**	246,922
Monitor, U.S. (a)	**229,375**	254,505
Oro, U.S.	**188,928**	146,641
Other properties	**202,268**	36,332
	$2,336,727	$1,876,847

(a) On February 8, 2005, the Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the terms of the option agreement, TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

(b) On February 18, 2005, the Company entered into an agreement with Apex Silver Mines Ltd. (Apex) and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months, of which US$250,000 is a guaranteed commitment in the first nine months. In addition, the agreement calls for payments of US$75,000 on or before nine months of signing the agreement and an aggregate total of a further US$175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest (for an aggregate 70% interest) by expending a further US$7,000,000.

(c) On March 18, 2005, the Company entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile. Under the terms of the agreement Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid) plus US$250,000 in five equal annual instalments (US$50,000 paid) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an additional 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

(d) On April 27, 2005, the Company entered into a letter agreement with BHP Billiton whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona. Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years, of which US$100,000 is a guaranteed commitment in the first year. In addition, the agreement calls for payments of US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest (for an aggregate 60% interest) by expending a further US$1,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

4. Equipment

	September 30, 2005			Dec. 31, 2004
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$ 76,298	$ 61,319	$ 14,979	$ 5,733
Computer hardware	151,499	124,507	26,992	25,129
Computer software	3,365	2,028	1,337	-
Vehicles	84,943	7,657	77,286	-
	$ 316,105	$ 195,511	$ 120,594	$ 30,862

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2004	8,937,577	$60,694,234
Issuance of common shares on exercise of warrants	325,000	500,500
Balance, September 30, 2005	9,262,577	$61,194,734

Stock options

During the nine months ended September 30, 2005, the Company granted stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price
		$
Balance, December 31, 2004	787,000	3.45
Options granted	220,000	1.75
Balance, September 30, 2005	1,007,000	3.08

Options granted under the Plan are recorded as a charge to operations and a credit to fair value of options and warrants over the vesting period. During the nine months ended September 30, 2005, an amount of $170,427 (2004 - $414,672) was charged to operations.

The fair values of options have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows: average risk-free interest rate – 3.2% (2004 – 3.9%); expected life – 5 years; expected volatility – 70% (2004 – 99%); dividend yield – nil.

The following table summarizes information about stock options outstanding as at September 30, 2005.

	Options outstanding			Options exercisable	
Range of exercise price	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$			$		$
0.85 to 5.00	922,000	3.8	1.68	837,000	1.67
5.01 to 10.00	45,000	0.1	10.00	45,000	10.00
10.01 to 30.00	40,000	0.1	27.50	-	-
0.85 to 30.00	1,007,000	3.5	3.08	882,000	2.10

Share warrants

	Number of shares	Weighted avaerage exercise price
		$
Balance, December 31, 2004	4,393,000	2.55
Warrants exercised	(325,000)	1.54
Balance, September 30, 2005	4,068,000	2.70

The following table summarizes information about warrants outstanding and exercisable at September 30, 2005.

Warrants	Exercise Price	Expiry
	$	
2,000,000	3.75	December 11, 2006
2,068,000	1.69 to 2.05	June 25, 2008
4,068,000		

6. Related Party Transactions

During the nine months ended September 30, 2005, legal fees totaling $73,219 (2004 - $45,102) were charged by a legal firm in which a director is a partner. As at September 30, 2005, an amount of $3,217 remained as an account payable.

During the nine months ended September 30, 2005, consulting fees totaling $107,460 (2004 - $nil) were charged by officers of the Company. Of this amount, $72,525 was charged to loss as reconnaissance expense and $34,935 was deferred and included in property costs. As at September 30, 2005, an amount of $5,984 was included in prepaid advances, and $11,250 remained as an account payable.

7. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at September 30, 2005 and December 31, 2004 includes:

Identifiable Assets	**September 30, 2005**	December 31, 2004
	$	$
Canada	**8,459,786**	4,349,482
United States	**1,572,002**	1,233,983
Bolivia	**636,028**	552,916
Chile	**316,130**	218,709
Caribbean	**559,542**	7,527,147
Other	**170,992**	46,918
Total Assets	**11,714,480**	13,929,155

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
year ending December 31, 2005	4,700
year ending December 31, 2006	19,300
year ending December 31, 2007	6,500

GENERAL MINERALS CORPORATION

Corporate Directory

Directors

Ralph G. Fitch
Denver, Colorado

Lawrence A. Dick
Vancouver, British Columbia

Tina Woodside
Toronto, Ontario

Murray Sinclair
Vancouver, British Columbia

Michael Winn
Laguna Beach, California

Terry Lyons
Vancouver, British Columbia

Officers

Ralph G. Fitch
Chairman, President and CEO

William Filtness
Chief Financial Officer

Felipe Malbran
Vice President, Exploration, South America

Randall L. Moore
Vice President Exploration, North America

Richard K. Doran
Vice President, Investor Relations

Corporate Information

Comments and questions about General Minerals Corporation are welcome and should be directed to:

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, BC V6C 3B6

Tel: 604-684-0693
Fax: 604-684-0642
E-mail: gmc@generalminerals.com
Website: http://www.generalminerals.com

Offices

Registered Office
700-2nd Street SW
Suite 1400
Calgary, Alberta T2P 4V5

4201 East Yale Ave.
Suite 230
Denver, CO 80222

Padre Mariano 10
Suite 408
Santiago, Chile

Stock Exchange Listing

Shares Authorized: Unlimited
Shares Outstanding: 9.3 million
The Toronto Stock Exchange: TSX
Trading Symbol: GNM

Solicitors

Gowling Lafleur Henderson LLP
Suite 1600
1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1G5

Auditors

PricewaterhouseCoopers LLP
250 Howe St.
Suite 700
Vancouver, BC V6C 3S7

Registrar & Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

Printed in Canada